Exhibit 3.3

AMENDMENT NO. 1 TO THE

BYLAWS

OF

PACIFICA BANCORP, INC.

Article 2, Section 1 of the Bylaws of Pacifica Bancorp, Inc. is amended as follows:

Section 1. Annual Meetings. The annual meeting of the shareholders of this corporation, for the purpose of election of directors and for such other business as may come before it, shall be held either (a) at the principal office of the corporation, on or before the last day of May of each and every year, or (b) at such other place and time in the county of the principal office or any branch office of the corporation, as may be determined by the board of directors and specified in the notice of the meeting.

ADOPTED this 23rd day of October, 2001.

/s/ PAUL F. FARRIS
Paul F. Farris
Corporate Secretary